Ballard Power Systems Inc.

News Release

Ballard CFO to Present at Stifel Nicolaus 2014 Industrials Conference in New York

For Immediate Release – February 24, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) announced that Tony Guglielmin, Chief Financial Officer will present during the Stifel Nicolaus 2014 Industrials Conference at The Palace Hotel in New York, NY on Thursday, February 27, 2014 at 10:20 a.m. ET.

Mr. Guglielmin will discuss Ballard’s strategic direction within the fast-growing fuel cell sector and provide a review of the Company’s latest reported results. A link to the live audio webcast of the session will be available at www.ballard.com under events. Ballard recommends registering at least 10 minutes prior to the start of the session to ensure timely access.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com